EXHIBIT 7

                     [Home Shopping Network, Inc. Letterhead]


         FOR IMMEDIATE RELEASE                        NOVEMBER 27, 1995
         HSN/PR00436                         CONTACT:  LOUISE I. CLEARY

              DILLER APPOINTED CHAIRMAN OF HSN'S BOARD OF DIRECTORS


                   ST. PETERSBURG, FLORIDA -- Home Shopping Network,

         Inc. (NYSE:HSN) announced today that Barry Diller, currently an

         HSN director, has been appointed as its new chairman of the board.  In addition, Diller and certain members of his proposed management team have been granted options to purchase

         approximately 15 million shares of the company's common stock at a price of $8.50 per share.

                   HSN also announced that its board of directors has

         been advised of a proposed transaction by Liberty Media

         Corporation, which owns shares representing approximately 80 percent of the voting stock of HSN, in which Liberty would transfer its HSN shares to Silver King Communications, Inc. in exchange for securities of Silver King.  Details of the

         proposed exchange were not released, but consummation of the transaction would be subject to certain conditions, including the approval of Silver King shareholders.  Diller became

         chairman of the board and chief executive officer of Silver

         King in August 1995.  Silver King owns 12 television stations which broadcast HSN's programming.

                   The board of directors of HSN will meet today to

         consider any action it deems appropriate regarding this

         proposed transaction.

                                     #  #  #